UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2022

Commission file number: 001-41334

SaverOne 2014 Ltd.

(Translation of registrant’s name into English)

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

CONTENTS

On September 9, 2022, SaverOne 2014 Ltd. issued unaudited interim condensed financial statements as of June 30, 2022, as well as its operating and financial review as of June 30, 2022. Attached hereto and incorporated by reference herein are the following exhibits:

99.1	Operating and Financial Review as of June 30, 2022

99.2	Unaudited Interim Condensed Financial Statements as of June 30, 2022

EXHIBIT INDEX

Exhibit No.	Description

99.1	Operating and Financial Review as of June 30, 2022

99.2	Unaudited Interim Condensed Financial Statements as of June 30, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SaverOne 2014 Ltd.

Date: September 9, 2022	By:	/s/ Tony Klein
		Name:	Tony Klein
		Title:	Chief Financial Officer

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